                                    EXHIBIT 5

November 14, 1997

Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, Ohio  44114-2584

Re:   Eaton Corporation Form S-3 Registration Statement-- 172,489 Common Shares

Ladies and Gentlemen:

Eaton Corporation ("Eaton") is filing with the Securities and Exchange Commission a Registration Statement on Form S-3 (the "Registration Statement") for the registration, under the Securities Act of 1933, as amended, of 172,489 Eaton Common Shares with a par value of $.50 each (the "Common Shares") owned by certain Eaton shareholders.

Item 601 of Regulation S-K and the instructions to Form S-3 require that an opinion of counsel concerning the legality of the securities to be registered be filed as an exhibit to a Form S-3 registration statement. This opinion is provided in satisfaction of that requirement as it relates to the Registration Statement.

I have examined such records and documents, and obtained such other information, as I have deemed advisable in order to render this opinion.

As a result of the foregoing, I am of the opinion that:

                 (1) Eaton is a corporation validly organized and existing and in good standing under the laws of the State of Ohio.

                 (2) Eaton is authorized to issue 300,000,000 Common Shares, of which approximately 79,401,000 Common Shares were issued and outstanding as of November 7, 1997. When issued, the Common Shares which are the subject of the Registration Statement will be legally issued, fully paid and non-assessable.

I hereby consent to the use and filing of this opinion in connection with the Registration Statement.

Very truly yours,

/s/ Gerald L. Gherlein

Gerald L. Gherlein,
Executive Vice President
  and General Counsel